FOURTH AMENDED AND RESTATED
INVESTORS' RIGHTS AGREEMENT

This Fourth Amended and Restated Investors' Rights Agreement (this "***Agreement***") is made and entered into as of [___________________], by and among Northwest Mills and Specialty Grains SPC, a Washington social purpose corporation doing business as Cairnspring Mills SPC (the "***Company***"), and the persons listed on Exhibit A attached hereto, together with each person to whom the rights of such persons are assigned pursuant to Section 8.9, and each person who hereafter becomes a party to this Agreement pursuant to Section 8.17 (the "***Investors***").

WHEREAS, certain of the existing Investors (the "***Existing Investors***") hold shares of Company's Series A Preferred Stock, $.0001 par value per share (the "***Series A Preferred Stock***"), Series B Preferred Stock, $.0001 par value per share (the "***Series B Preferred Stock***"), Series C Preferred Stock, $.0001 par value per share (the "***Series C Preferred Stock***"), Series D-1 Preferred Stock, $.0001 par value per share (the "***Series D-1 Preferred Stock***"), Series D-2A Preferred Stock, $.0001 par value per share (the "***Series D-2A Preferred Stock***"), Series D-2B Preferred Stock, $.0001 par value per share (the "***Series D-2B Preferred Stock***"), Series D-3 Preferred Stock, $.0001 par value per share (the "***Series D-3 Preferred Stock***"), and/or shares of the Company's Common Stock issuable upon conversion thereof and possess registration rights, information rights, and other rights pursuant to a Third Amended and Restated Investors' Rights Agreement dated as of November 25, 2024 between the Company and such Investors (the "***Prior Agreement***");

WHEREAS, the undersigned Existing Investors are holders of a sufficient number of the securities of the Company as are required to amend the Prior Agreement, and desire to amend and restate the Prior Agreement in its entirety and to accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement;

WHEREAS, the Company intends to offer and sell certain shares of the Company's Series D-2A Preferred Stock and Series D-4 Preferred Stock, $.0001 par value per share (the "***Series D-4 Preferred Stock***") pursuant to a form of Subscription Agreement by and among the Company and certain Investors in a Regulation Crowdfunding offering (the "***Purchase Agreement***") via a portal offered by the crowdfunding provider. The Series D-1 Preferred Stock, the Series D-2A Preferred Stock, the Series D-2B Preferred Stock, the Series D-3 Preferred Stock, and the Series D-4 Preferred Stock are collectively referred to herein as the "***Series D Preferred Stock***". The Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock are collectively referred to herein as the "***Preferred Stock***";

WHEREAS, in order to induce the parties to perform the transactions contemplated by the Purchase Agreement, the parties hereto each desire to amend and restate the Prior Agreement as set forth herein; and

WHEREAS, the Company and the Investors desire to amend and restate in full the various covenants and restrictions set forth in the Prior Agreement, in the form set forth herein.

NOW, THEREFORE, the Company, and the Investors agree as follows:

1. **COVENANTS OF THE COMPANY**.

1.1 **Information Rights**.

(a) Basic Financial Information. The Company will furnish to each Investor holding, together with such Investor's "***Affiliates***," more than $100,000 in liquidation preference of Preferred Stock of the Company (a "***Major Investor***") and any entity which requires such information pursuant to its organizational documents when available (1) annual audited financial statements for each fiscal year of the Company within 120 days after the end of each fiscal year, (2) monthly unaudited financial statements with comparisons to the Company's annual operating budget within 30 days after the end of each month, and (3) the Company's annual operating budget approved by the Company's Board of Directors (the "***Board***") within a reasonable time after approval by the Board. All materials provided under this section shall be prepared in good faith in accordance with a method selected by the Company's accountant and are subject to changes resulting from normal year-end adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions. Notwithstanding the foregoing, the Company may prepare reviewed, but not audited annual financial statements upon Board approval, followed by consent of all Major Investors. The term "Affiliates" as used in this Agreement means, with respect to a person or entity, any other person or entity that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such person or entity. The term "control" for purposes of this Agreement means the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise. "Controlled by" and "under common control with" have correlative meanings to "control."

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement, provided that each Investor may disclose such confidential information to such Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company so long as any such recipient is bound by a written confidentiality agreement with obligations that are at least as restrictive as such Investor's confidentiality obligations under this Section 1.1(b).

(c) Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Investor.

2. **REGISTRATION RIGHTS.** The Company covenants and agrees as follows:

2.1 **Demand Registration**.

(a) 3-Year Demand. If at any time after the earlier of (i) three (3) years after the date of this Agreement or (ii) one hundred eighty (180) days after the effective date of the Company's first underwritten public offering of its Common Stock (as defined at Section 8.13) under the Securities Act ("***IPO***"), the Company receives a request from Holders (as that term is defined in Section 3.1) of fifty percent (50%) (the "***Initiating Holders***") of the Registrable Securities then outstanding that the Company file a Form S-1 registration statement, then the Company shall (a) within ten (10) days after the date such request is given, give notice thereof (the "***Demand Notice***") to all Holders other than the Initiating Holders; and (b) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-1 registration statement under the Securities Act of 1933, as amended (the "***Securities Act***") covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within thirty (30) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsection 2.1(c) and Section 2.3. The Investors may exercise the rights set forth in this Subsection 2.1(a) no more than twice. "***Registrable Securities***" means (x) the Common Stock issuable or issued upon conversion of the Preferred Stock; (y) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Company, acquired by the Investors after the date hereof; (z) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (x) and (y) above; excluding in all cases, however, any Registrable Securities sold by a person or entity in a transaction in which the applicable rights under this Agreement are not assigned pursuant to Subsection 6.9, and excluding for purposes of Section 2 any shares for which registration rights have terminated pursuant to Subsection 2.11 of this Agreement.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Company receives a request from Holders of at least thirty percent (30%) of the Registrable Securities then outstanding that the Company file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Holders having an anticipated aggregate offering price, net of "***Selling Expenses***" (defined as all underwriting discounts, selling commissions, and stock transfer taxes applicable to the sale of Registrable Securities), of at least $1 million, then the Company shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Holders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by any other Holders, as specified by notice given by each such Holder to the Company within thirty (30) days of the date the Demand Notice is given, and in each case, subject to the limitations of Subsections 2.1(c) and Section 2.3 requested to be included in such registration by any other Holders, as specified by notice given.

(c) Notwithstanding the foregoing obligations, if the Company furnishes to Holders requesting a registration pursuant to this Section 2.1 a certificate signed by the Company's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Company and its shareholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise

would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential; or (iii) render the Company unable to comply with requirements under the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "***Exchange Act***"), then the Company shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than one hundred twenty (120) days after the request of the Initiating Holders is given; provided, however, that the Company may not invoke this right more than once in any twelve (12) month period.

2.2 Company Registration. If the Company proposes to register (including, for this purpose, a registration effected by the Company for shareholders other than the Holders) any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Company shall, at such time, promptly give each Holder notice of such registration. Upon the request of each Holder given within twenty (20) days after such notice is given by the Company, the Company shall, subject to the provisions of Subsection 2.3, cause to be registered all of the Registrable Securities that each such Holder has requested to be included in such registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 2.2 before the effective date of such registration, whether or not any Holder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Company in accordance with Section 2.6.

2.3 Underwriting Requirements.

(a) If, pursuant to Section 2.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 2.1, and the Company shall include such information in the Demand Notice. The underwriter(s) will be selected by the Company and shall be reasonably acceptable to a majority in interest of the Initiating Holders. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company as provided in Subsection 2.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 2.3, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such Holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each Holder or in such other proportion as shall mutually be agreed to by all such selling Holders; provided, however, that the number of Registrable Securities held by the Holders to be included in such

underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting.

(b) In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant to Section 2.2, the Company shall not be required to include any of the Holders' Registrable Securities in such underwriting unless the Holders accept the terms of the underwriting as agreed upon between the Company and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Company. If the total number of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the number of securities to be sold (other than by the Company) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Company in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among the selling Holders in proportion (as nearly as practicable to) the number of Registrable Securities owned by each selling Holder or in such other proportions as shall mutually be agreed to by all such selling Holders. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities included in the offering be reduced unless all other securities (other than securities to be sold by the Company) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below twenty percent (20%) of the total number of securities included in such offering, unless such offering is an IPO, in which case the selling Holders may be excluded further if the underwriters make the determination described above and no other shareholder's securities are included in such offering.

(c) For purposes of Section 2.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Subsection 2.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that Holders have requested to be included in such registration statement are actually included.

2.4 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a) prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; provided, however, that such one hundred twenty (120) day period shall be extended for a period of time equal to the period the Holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Company, from selling any securities included in such registration;

(b) prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) furnish to the selling Holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling Holders; provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Company are then listed;

(g) provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) promptly make available for inspection by the selling Holders, any underwriter participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling Holders, all financial and other records, pertinent corporate documents, and properties of the Company, and cause the Company's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) notify each selling Holder, promptly after the Company receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) after such registration statement becomes effective, notify each selling Holder of any request by the SEC that the Company amend or supplement such registration statement or prospectus.

In addition, the Company shall ensure that, at all times after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, its insider trading policy shall provide that the Company's directors may implement a trading program under Rule 10b5-1 of the Exchange Act.

2.5 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 2 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such Holder's Registrable Securities.

2.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to Section 2, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Company; and the reasonable fees and disbursements, not to exceed $20,000 per registration, of one counsel for the selling Holders, shall be borne and paid by the Company; provided, however, the Company shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 2.1 if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered (in which case all selling Holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration); provided further that if, at the time of such withdrawal, the Holders shall have learned of a material adverse change in the condition, business, or prospects of the Company from that known to the Holders at the time of their request and have withdrawn the request with reasonable promptness after learning of such information then the Holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Sections 2.1(a) or 2.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Section 2 shall be borne and paid by the Holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

2.7 Delay of Registration. No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2.

2.8 Indemnification. If any Registrable Securities are included in a registration statement under this Section 2:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each selling Holder, and the partners, members, officers, directors, and shareholders of each such Holder; legal counsel and accountants for each such Holder; any underwriter (as defined in the Securities Act) for each such Holder; and each individual, corporation, partnership, trust, limited liability company, association or other entity (each a "***Person***"), if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any Damages (as defined below in this Subsection 2.8(a)), and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or

proceeding from which Damages may result, as such expenses are incurred; provided, however, that the indemnity agreement contained in this Subsection 2.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, nor shall the Company be liable for any Damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such Holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration. For purposes of this Agreement, the term "***Damages***" means any loss, damage, claim or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, claim or liability (or any action in respect thereof) arises out of or is based upon: (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement of the Company, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

(b) To the extent permitted by law, each selling Holder, severally and not jointly, will indemnify and hold harmless the Company, and each of its directors, each of its officers who has signed the registration statement, legal counsel and accountants for the Company, any underwriter (as defined in the Securities Act), and any other Holder selling securities in such registration statement against any Damages to the extent that such Damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with information furnished by or on behalf of such selling Holder; and each such selling Holder will pay to the Company and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 2.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; and *provided further* that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under Sections 2.8(b) and 2.8(d) exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of fraud or willful misconduct by such Holder.

(c) Promptly after receipt by an indemnified party under this Section 2.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 2.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the

counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either: (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 2.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 2.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 2.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case (x) no Holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement, and (y) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and provided further that in no event shall a Holder's liability pursuant to this Section 2.8(d), when combined with the amounts paid or payable by such Holder pursuant to Section 2.8(d), exceed the proceeds from the offering received by such Holder (net of any Selling Expenses paid by such Holder), except in the case of willful misconduct or fraud by such Holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control; provided, however, that any matter expressly provided for or addressed by the provisions of this Section 2.8 that is not expressly provided for or addressed by the underwriting agreement shall be controlled by the foregoing provisions.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Company and Holders under this Section 2.8 shall survive the completion of any offering of Registrable Securities in a registration under this Section 2, and otherwise shall survive the termination of this Agreement.

2.9 Reports Under the Exchange Act. With a view to making available to the Holders the benefits of SEC Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of the registration statement filed by the Company for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after the Company has become subject to such reporting requirements); and

(c) furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Company for the IPO), the Securities Act, and the Exchange Act (at any time after the Company has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Company so qualifies); (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company; and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Company has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Company so qualifies to use such form).

2.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities then outstanding, enter into any agreement with any Holder or prospective Holder of any securities of the Company that would (i) allow such Holder or prospective Holder to include such securities in any registration unless, under the terms of such agreement, such Holder or prospective Holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the Holders that are included; or (ii) allow such Holder or prospective Holder to initiate a demand for registration of any securities held by such Holder or prospective Holder.

2.11 Termination of Registration Rights. The right of any Holder to request registration or inclusion of Registrable Securities in any registration pursuant to Sections 2.1 or 2.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event, as such term is defined in the Company's Sixth Amended and Restated Articles of Incorporation, as may be amended or restated from time to time (the "***Restated Articles***"), in which the consideration received by the Investors in such Deemed Liquidation Event is in the form of cash and/or publicly traded securities or the Investors receive registration rights from the acquiring company or other successor to the Company reasonably comparable to those set forth in this Section 2;

(b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and

(c) the third anniversary of the IPO.

3. **RESTRICTIONS ON TRANSFER**.

3.1 Limitations on Disposition. Each person owning record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "***Securities***") or any assignee of record of Securities (each such person, a "***Holder***") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel (if requested), reasonably satisfactory to the Company, that such disposition will not require registration of such Securities under the Securities Act.

Notwithstanding the provisions of Sections 3.1(a) and (b) above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or shareholder of such corporation, (B) an Affiliate of such partnership, limited liability company or corporation (including, without limitation, any Affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or shareholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

3.2 "Market Stand-Off" Agreement. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material

news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 thereof applies, then the restrictions imposed by this Section 3.2 shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension shall not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the Jumpstart Our Business Startups Act of 2012) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement. For purposes of this Section 3.2, the term "Company" shall include any wholly-owned subsidiary of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this Section 3.2 and to impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

4. RIGHTS TO FUTURE STOCK ISSUANCE.

4.1 General. Each Major Investor has the right of first refusal to purchase such Major Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 4.2 below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, (ii) its Affiliates and (iii) its beneficial interest holders, such as limited partners, members or any other person or entity having "beneficial ownership," as such term is defined in Rule 13d-3 promulgated under the Exchange Act, of such Major Investor ("***Investor Beneficial Owners***"); provided that each such Affiliate or Investor Beneficial Owner (x) is not a Competitor or FOIA Party (as defined under the Freedom of Information Act, 5 U.S.C. 552), unless such party's purchase of New Securities is otherwise consented to by the Board and (y) agrees to enter into this Agreement, the Fourth Amended and Restated Right of First Refusal Agreement and the Fourth Amended and Restated Voting Agreement of even date herewith among the Company, the Investors and the other parties named therein, as an "***Investor***" under each such agreement (provided that any Competitor or FOIA Party shall not be entitled to any rights as a Major Investor under Sections 1.1(a), 1.1(c) and 4.1 hereof) and provided that the Company shall not be obligated to offer or sell any New Securities to any person or entity that is a Sanctioned

Party. A Major Investor's "***Pro Rata Share***" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Preferred Stock owned by such Major Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants. "***Competitor***" means a person or entity engaged, directly or indirectly (including through any partnership, limited liability company, corporation, joint venture or similar arrangement (whether now existing or formed hereafter)), in the Company's business (as currently conducted), but shall not include any financial investment firm or collective investment vehicle that, together with its Affiliates, holds less than 20% of the outstanding equity of any Competitor and does not, nor do any of its Affiliates, have a right to designate any members of the board of directors of any Competitor.

4.2 New Securities. "***New Securities***" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) securities issued upon conversion of the Preferred Stock; (b) "Exempted Securities", as the term is defined in the Restated Articles; (c) securities issued upon exercise of options, warrants or convertible securities existing on the closing date; or (d) securities issued in connection with a registered public offering.

4.3 Procedures. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "***Notice***"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 4.2. Each Major Investor shall have twenty (20) days from the date such Notice is effective, as determined pursuant to Section 4.2 based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

4.4 Failure to Exercise. In the event that the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this Section 4.

5. ADDITIONAL COVENANTS

5.1 <u>Matters Requiring Preferred Director Approval.</u> During such time or times as the holders of Series D-1 Preferred Stock, Series D-2A Preferred Stock, and Series D-4 Preferred Stock are entitled to elect two (2) Directors (each, a "***Series D Preferred Director***") and at least one such seat is filled, the Company hereby covenants and agrees with each of the Investors that it shall not, without the vote of at least one Series D Preferred Director (the "***Requisite Preferred Director Vote***"):

(a) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company;

(b) make, or permit any subsidiary to make, any loan or advance to any person or entity, including, without limitation, any employee or director of the Company or any subsidiary, except advances and similar expenditures in the ordinary course of business or under the terms of an employee stock or option plan approved by the Board;

(c) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(d) incur any indebtedness not already included in the Approved Annual Budget, other than trade credit incurred in the ordinary course of business or indebtedness that is not in excess of $250,000;

(e) hire, terminate, or change the compensation of the executive officers, including approving any option grants or stock awards to executive officers;

(f) approve any material interim changes to the Approved Annual Budget;

(g) sell, assign, license, pledge, or encumber material technology or intellectual property, other than in connection with ordinary course product sales or licenses; or

(h) enter into any corporate strategic relationship involving the payment, contribution, or assignment by the Company of money or assets having a value (as determined by the Board in a manner consistent with the agreements governing such relationship) greater than $1,000,000.

5.2 <u>Annual Budget</u>. The Company shall, at least 30 days before the end of each fiscal year, prepare an annual budget and business plan for the next fiscal year, prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months (the "***Budget***"). The Company shall submit the Budget to the Board for approval and the Budget, as may be revised by the Board, shall be approved by the Requisite Preferred Director Vote ("***Approved Annual Budget***").

5.3 <u>Right to Conduct Activities</u>. The Company hereby agrees and acknowledges that certain of its Investors are (together with their Affiliates) professional investment organizations (each, a "***Professional Investment Organization***"), and as such review

the business plans and related proprietary information of many enterprises, some of which may compete directly or indirectly with the Company's business (as currently conducted or as currently propose to be conducted). Nothing in this Agreement shall preclude or in any way restrict each Professional Investment Organization from evaluating or purchasing securities, including publicly traded securities, of a particular enterprise, or investing or participating in any particular enterprise whether or not such enterprise has products or services that compete with those of the Company; and the Company hereby agrees that, to the extent permitted under applicable law, no Professional Investment Organization shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by such Professional Investment Organization in any entity competitive with the Company, or (ii) actions taken by any partner, officer, employee or other representative of such Professional Investment Organization to assist any such competitive company, whether or not such action was taken as a member of the board of directors of such competitive company or otherwise, and whether or not such action has a detrimental effect on the Company.

6. RESTRICTIONS ON TRANSFER.

6.1 Agreement Binding. The Preferred Stock and the Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Preferred Stock and the Registrable Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

6.2 Transfer Approval. Any transfer of any Company shares is subject to Board approval that transferee shareholders are from a broad base of constituency groups to further the social purpose of the Company, as determined by the Board.

6.3 Legends. Each certificate representing any of the Preferred Stock subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.
>
> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AND VOTING RESTRICTIONS AS SET FORTH IN THE INVESTORS' RIGHTS AGREEMENT AMONG THE

COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY."

7. REGULATION A OFFERING.

7.1 Subject to all applicable law, on the fifth anniversary of the date first set forth above, subject to all applicable law and disclosure requirements, the protective provisions and rights of the Company and the restrictive provisions that govern the other parties to this Agreement that are set forth elsewhere in this Agreement, the holders of a majority of the shares of Series D-1 Preferred Stock (or of Eligible Common Stock (as defined below) that has been issued thereon) voting as a separate class, shall have a one-time right to demand that, to the extent available, the Company as expeditiously as possible file an offering circular via Form 1-A with the Securities Exchange Commission to begin and conduct a Regulation A offering (at the appropriate tier) with the objective of assisting such holders in the sale of shares of Common Stock that such holders may be issued upon the conversion of their Series D-1 Preferred Stock ("***Eligible Common Stock***"). If the Company is unable to sell the total number of shares of Eligible Common Stock that the Series D-1 Preferred Stock holders demand to be sold in accordance with this Section, the Company shall pay, subject to the provisions of the Restated Articles, to such Series D-1 Preferred Stock holders an additional 4% cash dividend per share once at the end of each year on the number of shares of Series D-1 Preferred Stock that underlie such unsold shares of Eligible Common Stock in accordance with the following: (a) if at the applicable time the Company has sufficient cash reserves to pay a dividend to the holders of the shares of D-1 Preferred Stock that underlie the shares of unsold Eligible Common Stock in an amount per such share that equals 4% of the original amount paid per share of its Series D-1 Preferred Stock, then the Company shall do so and no additional dividends or other amounts will be due to such holders based on the fact that not all shares of such Series D-1 Preferred Stock holders' Eligible Common Stock that were demanded to be sold were not sold in the Regulation A offering or otherwise and (b) if at the applicable time the Company does not have sufficient cash reserves to pay the foregoing 4% dividends, the amount of such dividends shall accumulate and be paid when the Company has sufficient cash reserves or the Eligible Common Stock is ultimately sold with the proceeds from the accrued dividend payment to be deducted from the proceeds of the sales of the Eligible Common Stock.

7.2 The rights set forth in this Section 7 shall terminate earlier than the end of the five (5) year period set forth above, based on the occurrence of any of the following events: the closing of a Deemed Liquidation Event, as such term is defined in the Restated Articles); such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder's shares without limitation during a three-month period without registration; and the third anniversary of an initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act the IPO.

7.3 The Series D-1 Preferred Stock holders that demand the Regulation A offering under Section 7.1 and the Company shall cooperate together in good faith, to the extent permitted by applicable law, this Agreement, the Restated Articles, the Company's Bylaws and all other Company documents that govern the Series D-1 Preferred Stock and Common Stock, in order to (a) time the actual conversion of Series D-1 Preferred Stock into Common Stock or (b) convert any shares of Series D-1 Preferred Stock that have already converted into Common Stock

back into shares of Series D-1 Preferred Stock, so that if there should be unsold Eligible Common Stock, the holders can hold shares of Series D-1 Preferred Stock and in turn receive distributions of the 4% dividend described in Section 7.1 (if any).

8. GENERAL PROVISIONS.

8.1 **Employee Agreements**. The Company will cause each person now or hereafter employed or engaged by it or by any subsidiary (or engaged by the Company or any subsidiary as a consultant/independent contractor) with access to confidential information and/or trade secrets, or performing services that consist of the development of technology, to enter into a customary nondisclosure and proprietary rights assignment agreement.

8.2 **Non-Compete/Non-Solicitation**. To the extent permitted under applicable law, the Company will cause each founder of the Company and the Company's CEO to enter into a binding non-compete and non-solicitation agreement restricting such persons from competing against the Company and from soliciting any of the Company's employees, directors, shareholders, advisors, contractors, consultants, vendors, or customers for a period of 12 months following the termination of such person's employment by the Company.

8.3 **Amendment and Waiver of Rights**. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors (and/or any of their permitted successors or assigns) holding shares representing and/or convertible into a majority of all the Investors' Shares (as defined below); provided, however, that future purchasers of Preferred Stock may become parties to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor. As used herein, the term "***Investors' Shares***" shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares, including those issued under any Preferred Stock purchase agreement plus all then outstanding shares issued upon the conversion of any issued Shares. Any amendment or waiver effected in accordance with this Section 8.3 shall be binding upon each Investor, each Holder, and each permitted successor or assignee of such Investor or Holder and the Company. Notwithstanding the foregoing, (i) this Agreement may not be amended or terminated and the observance of any term hereof may not be waived with respect to any Investor, without the written consent of such Investor, as applicable, unless such amendment, termination, or waiver applies to all Investors, as applicable, in the same fashion, and (ii) this Agreement may not be amended and the observance of any term hereof may not be waived with respect to any Major Investor, without the written consent of such Major Investor, as applicable, unless such amendment, termination, or waiver has been approved by holders of a majority of the Shares held by all Major Investors and such waiver applies to all Major Investors, as applicable, in the same fashion (it being agreed that a waiver of the provisions of Section 4 with respect to a particular transaction shall be deemed to apply to all Major Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Major Investors may nonetheless, by agreement with the Company, purchase securities in such transaction). The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver.

8.4 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A hereto, or to such address or e-mail address as subsequently modified by written notice given in accordance with this Section 8.4. If notice is given to the Company, it shall be sent to 11829 Water Tank Rd., Burlington, WA 98233, marked "Attention: Chief Executive Officer".

8.5 **Entire Agreement; Prior Agreement**. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

8.6 **Governing Law**. This Agreement shall be governed by the internal law of the State of Delaware without regard to conflict of law principles that would result in the application of any law other than the law of the Delaware.

8.7 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

8.8 **Third Parties**. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

8.9 **Successors and Assigns**.

(a) The rights under this Agreement may be assigned by a Holder (but only with all related obligations) to a transferee of Registrable Securities that (i) is an Affiliate of a Holder; (ii) is a Holder's Immediate Family Member or trust for the benefit of an individual Holder or one or more of such Holder's Immediate Family Members; or (iii) after such transfer, together with its Affiliates, would be a Major Investor; provided, however, that (w) such assignment and transfer is not otherwise prohibited by a written agreement to which the Holder is a party, (x) the Company is, within a reasonable time after such transfer (and in no event more than two weeks), furnished with written notice of the name and address of such transferee and the Registrable Securities with respect to which such rights are being transferred; (y) such transferee agrees in a written instrument delivered to the Company to be bound by and subject to the terms and conditions of this Agreement; and (z) such assignee is not a Sanctioned Party.

(1) "***Immediate Family Member***" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, life partner or similar statutorily-recognized

domestic partner, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships of a natural person referred to herein.

(2) "***Sanctioned Party***" means any person or entity: (i) organized under the laws of, ordinarily resident in, or located in a country or territory that is the subject of comprehensive sanctions (which as of the date of this Agreement comprise Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk, and Luhansk regions of Ukraine ("***Restricted Countries***")); (ii) 50% or more owned or controlled by the government of a Restricted Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, including, without limitation, the U.S. Department of the Treasury's Office of Foreign Assets Control's Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, Sectoral Sanctions Identification List (collectively, "***Designated Parties***"); or (B) 50% or more owned or, where relevant under applicable Sanctions, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such person or entity are prohibited pursuant to applicable Sanctions.

(b) For the purposes of determining the number of shares of Registrable Securities held by a transferee, the holdings of a transferee (1) that is an Affiliate or stockholder of a Holder; (2) who is a Holder's Immediate Family Member; or (3) that is a trust for the benefit of an individual Holder or such Holder's Immediate Family Member shall be aggregated together and with those of the transferring Holder; provided further that all transferees who would not qualify individually for assignment of rights shall, as a condition to the applicable transfer, establish a single attorney-in-fact for the purpose of exercising any rights, receiving notices, or taking any action under this Agreement. The terms and conditions of this Agreement inure to the benefit of and are binding upon the respective successors and permitted assignees of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assignees any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

8.10 Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

8.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.12 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

8.13 Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of common stock, par value $0.0001 ("***Common Stock***") or preferred stock ("***Preferred Stock***") of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

8.14 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

8.15 Facsimile Signatures. This Agreement may be executed and delivered in counterparts and by facsimile or PDF and upon such delivery the facsimile or PDF signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

8.16 Termination. The rights, duties and obligations under Sections 1, 4 and 5 of this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Restated Articles, as amended from time to time. Section 6 shall survive any such termination of the Agreement.

8.17 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering a counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

8.18 Dispute Resolution. Except with respect to equitable actions described below, the parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts of Delaware or the United States District Court for the District of Delaware, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each of the parties to this Agreement consents to personal jurisdiction for any equitable action sought in the United States District Court for the District of Delaware or the Chancery Court of the State of Delaware having subject matter jurisdiction.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

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IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Investors' Rights Agreement as of the date and year first written above.

THE COMPANY:

NORTHWEST MILLS AND SPECIALTY GRAINS SPC,
a Washington Social Purpose Corporation

By: ________________________________

Name: Kevin Morse ____________________

Title: CEO ____________________________

IN WITNESS WHEREOF, the parties hereto have executed this Amended and Restated Investors' Rights Agreement as of the date and year first written above.

INVESTOR:

By:__________________________________

Name:_______________________________

Title: ________________________________

<u>EXHIBIT A</u>
INVESTORS

[To be attached]